UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR lSd-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2nd.2025

File Number 001–42981

DAVION HEALTHCARE PLC

(Translation of registrant's name into English)

The Cube

Monahan Road

Cork

T12 H1XY

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F □

Davion Healthcare Plc (the “Company”) hereby furnishes the following information under Form 6-K:

Appointment of a Chief Financial Officer and an Independent Non-Executive Director

The Company announces the appointment of Mr. Andreas Ttofi as Chief Financial Officer and Mr. Jan Dulman, CPA,

As an Independent Non-Executive Director and Chair of the Audit Committee, each effective immediately.

Mr. Andreas Ttofi – Chief Financial Officer

Mr. Ttofi is a fully qualified ACCA Member with more than ten years’ experience in audit, financial reporting, tax compliance, and corporate finance operations. He has provided accounting and advisory services to a broad portfolio of clients across multiple sectors, with expertise in statutory accounts preparation, audit oversight, payroll governance, taxation submissions, and the management of company funds. His work is defined by technical precision, strong governance, and adherence to evolving accounting standards.

Mr. Jan Dulman – Independent Non-Executive Director & Audit Committee Chair

Mr. Dulman is an experienced Certified Public Accountant (CPA) and former CFO with an extensive career in public accounting, financial leadership, and audit practice management. Beginning his career in Stamford, CT, he subsequently served as Controller and CFO of a publicly listed mining company and later founded and merged a CPA firm into a national practice where he led the Attest Services division and developed the national SEC and Broker-Dealer practice. He has significant experience managing regulatory filings, including one of the largest Regulation A submissions on record.

Mr. Dulman meets the independence and financial expert criteria applicable to audit committee membership under U.S. securities laws and will serve as Chair of the Company’s Audit Committee.

The Board of Directors now consists of 3 Executive Directors and 5 Independent Directors, with all three committees, Audit, Remuneration and Nomination being made up entirely of Independent Directors.

No other changes to the Board or committee structure are announced at this time.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2nd, 2025

Davion Healthcare Plc

By: /s/ Jack Kaye

Name: Jack Kaye

Title: Chief Executive Officer

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